

Mail Stop 3628

June 8, 2009

Via Facsimile and U.S. Mail

Douglas P. Solomon, Esq.
Senior Vice President, General Counsel
  and Secretary
NetSuite Inc.
2955 Campus Drive
San Mateo, CA 94403-2511

RE: **NetSuite Inc.**
           Schedule TO-I
           Filed May 22, 2009
           File No. 5-83718

Dear Mr. Solomon:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the filing listed above, unless otherwise indicated.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
(a)(1)(A): Offer to Exchange
General

1.   Supplementally confirm that you have filed on EDGAR all of the information that
        appears on the website, and that you will continue to file all updated information if the
        website is changed.

2.   We note your disclosure throughout that all Eligible Employees, other than your
        Executive Officers, will be eligible to exchange Eligible Options for a Restricted Stock
        Unit at an exchange ratio of point five (.5). We also note your disclosure that Executive
        Officers will be eligible to exchange Eligible Options for a New Option to purchase a
        number of shares of common stock equal to (a) the number of options exchanged
        multiplied by (b) an exchange ratio set forth in your document. At the forepart of the
        proxy statement, including, but not limited to a Q&A, please provide the reasons why
        Executive Officers and Eligible Employees who are not Executive Officers are receiving
        different considerations in the Exchange Offer.

3.   Please be advised that all conditions of the offer, other than the receipt of governmental
        approvals, must be satisfied or waived before the expiration of the offer. In that regard,
        we note the condition requiring that individuals must remain employees through the New
        Award Grant Date, which will be a date *following* expiration of the offer does not comply
        with that requirement. Please revise your disclosure throughout your document
        accordingly.

Q7. How many Restricted Stock Units will I receive for the options that I exchange?, page 5

4.   We note your disclosure in this section where you provide that "a Restricted Stock Unit
        that represents the right to receive point five (.5) shares of our common stock." You then
        in the next paragraph that the term "Restricted Stock Unit" generally refers to a right to
        receive one (1) share of our common stock upon vesting." It appears these sentences are
        inconsistent with each other. Please revise your document to eliminate the inconsistency,
        or advise us.

Conditions of the offer, page 37

5.   Please refer to the last paragraph of this section relating to your failure to exercise any of
        the rights described in this section. Note that when a condition is triggered and you
        decide to proceed with the offer anyway, we believe that this constitutes a waiver of the
        triggered condition(s). Depending on the materiality of the waived condition and the
        number of days remaining in the offer, you may be required to extend the offer and re-
        circulate new disclosure to security holders. You may not, as this language seems to

imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

6.   Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform Eligible Employees how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

Extension of offer; termination; amendment, page 50

7.   In the second paragraph of this section, you reserve the right to terminate or amend the exchange offer upon the occurrence of any of the events listed as offer conditions "by giving oral or written notice" to option holders. We do not believe that orally informing holders of such a development, without more, satisfies your obligations under the tender offer rules. Please confirm that you will provide appropriate notice through the filing and dissemination of revised offer materials. See Rule 13e-4(c)(3) and (e)(3).

Miscellaneous, page 52

8.   We note your disclosure throughout the document providing that you are not making the exchange offer in any jurisdiction where the offer is not permitted. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. If you are relying on the global exemptive order applicable to employee stock option exchanges to exclude from participation in the Offer to Exchange some employees located outside the United States, please be advised that exemptive relief is premised on the compensatory reasons for the exclusion of such employees. Accordingly, please explain the reasons for any exclusions of participants residing outside of the U.S. or advise as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8).

Schedule B: Financial Statements of NetSuite Inc.

9.   It appears that the company has elected to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and has disclosed summarized financial information required by Item 1010(c). Please provide the information required by Item 1010(c)(4) and (5) of Regulation M-A.

*   *   *

Douglas P. Solomon, Esq.
NetSuite Inc.
June 8, 2009
Page 4

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

VIA FACSIMILE (650-493-6811)
cc: Jeffrey D. Saper, Esq.
        Richard A. Kline, Esq.
        Wilson Sonsini Goodrich & Rosati
          Professional Corporation